3C MINING GOLD CORP
CONSOLIDATED BALANCE SHEET
12/31/2022

ASSETS

CURRENT ASSETS

Cash & Cash Equivalents	(67.77)	
Due From Curia Metals	-	
Trade Receivables And Other Receivables	488,308.53	
Mining Concentrate Inventory	282,271.77	
Current Tax Assets	3,281.49	
TOTAL CURRENT ASSETS		**773,794.02**

FIXED ASSETS

Mine Concessions	1,000,000.00	
Printers	260.00	
Machinery and Light Equipment	8,423.03	
TRES Chorreras	6,699,170.96	
Investment 3 chorreras	18,784.93	
TOTAL FIXED ASSETS		**7,726,638.92**

OTHER ASSETS

Investment in Curiau Metals	41,703.20	
NOTES RECEIVABLE - CURIA METAL	-	
COMMERCIAL RECEIVABLES AND OTHER RECEIVABLES	28,181.86	
TOTAL OTHER ASSETS		**69,885.06**
TOTAL ASSETS		**8,570,318.00**

LIABILITIES

CURRENT LIABILITIES

Loans Payable	7,224.76	
Loans Payable - related party	2,950.00	
Labor obligations	14,000.54	
Accounts Payable - Suppliers	31,366.68	
Accounts Payable - Workers	21,194.34	
Accounts Payable - Plant	-	
Accounts Payable - MINERALRESOURCES	1,617.15	
Accounts Payable - 3CMINING GOLD CORP	-	
TOTAL CURRENT LIABILITIES		**78,353.47**

LONG-TERM LIABILITIES

Notes Payable - 3CMINING GOLD CORP	-	

Related accounts payable	213,596.45	
Note Payable - Shareholders	730,794.93	
Note Payable - AMEC (premium)	1,000,000.00	
Note Payable - AMEC	6,526,670.96	
TOTAL LONG-TERM LIABILITIES		**8,471,062.34**
TOTAL LIABILITIES		**8,549,415.81**

EQUITY

Common Stock	22,866.43	
Paid-in Capital	-	
Accumulated Retained Earnings	(1,964.24)	
TOTAL EQUITY		**20,902.19**
TOTAL LIABILITIES & EQUITY		**8,570,318.00**

3C MINING GOLD CORP
PROFIT AND LOSS STATEMENT
FOR THE TWELVE MONTH PERIOD ENDING DECEMBER 31, 2022

REVENUE

Revenues	876,338.63	
TOTAL REVENUE		876,338.63

COST OF SALES

Cost of sales	705,994.80	
Total cost of sales		705,994.80

GROSS PROFIT		170,343.83

OPERATING EXPENSES

Sales and administration expenses	653,046.43	
TOTAL OPERATING EXPENSES		653,046.43

OPERATING INCOME		(482,702.60)

OTHER INCOME (EXPENSE)

Other income	2.99	
TOTAL OTHER INCOME (EXPENSE)		2.99

NET PROFIT		(482,699.61)